Exhibit 99.1

FOR IMMEDIATE RELEASE

Studio City International Holdings Limited Announces

Launch of Initial Public Offering of ADSs

MACAU, October 10, 2018 – Studio City International Holdings Limited (“Studio City”), a cinematically-themed, world-class gaming, retail and entertainment resort, today announces the launch of an initial public offering of 28,750,000 American Depositary Shares (“ADSs”), each ADS representing four Class A ordinary shares of Studio City (the “Offering”). Studio City has also granted the underwriters a 30-day option to purchase up to an additional 4,312,500 ADSs. The price range for the Offering is currently estimated to be between US$10.50 and US$12.50 per ADS. A registration statement containing a preliminary prospectus, subject to completion, relating to the Offering has been filed with the U.S. Securities and Exchange Commission (“SEC”) but has not yet become effective. The ADSs may not be sold nor may offers to buy be accepted prior to the time the registration statement becomes effective. Studio City expects to use the net proceeds of the Offering to acquire newly-issued shares of its subsidiary, MSC Cotai Limited (“MSC Cotai”). In turn, MSC Cotai expects to apply the net proceeds it receives for the repayment of certain existing indebtedness.

Deutsche Bank Securities Inc., Credit Suisse Securities (USA) LLC and Morgan Stanley & Co. International plc are acting as joint bookrunners of this Offering and as the representatives of the underwriters.

The Offering may be made only by means of a prospectus. Copies of the preliminary prospectus relating to the Offering of the ADSs may be obtained, when available, from Deutsche Bank Securities Inc., Attention: Prospectus Department, 60 Wall Street, New York, NY 10005, via telephone at 1-800-503-4611 or via e-mail: prospectus.cpdg@db.com; Credit Suisse Securities (USA) LLC, Credit Suisse Securities (USA) LLC, 11 Madison Avenue, New York, New York 10010-3629, Attention: Prospectus Department or by calling 1-800-221-1037, or by email at newyork.prospectus@credit-suisse.com; or Morgan Stanley & Co. LLC, 180 Varick Street, 2nd Floor, New York, NY 10014, Attention: Prospectus Department (telephone: 1-866-718-1649) or by e-mailing prospectus@morganstanley.com.

This announcement does not, and is not intended to, constitute an offer to sell or a solicitation of an offer to purchase any securities in the United States or elsewhere, and it does not, and is not intended to, constitute an offer, solicitation or sale of any securities in any state or jurisdiction in which such an offer, solicitation or sale would be unlawful.

Forward-Looking Statements

This press release contains forward-looking statements. Statements that are not historical facts, including statements about Studio City’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties, and a number of factors could cause actual results to differ materially from those contained in any forward-looking statement. These factors include, but are not limited to, (i) growth of the gaming market and visitation in Macau, (ii) capital and credit market volatility, (iii) local and global economic conditions, (iv) Studio City’s anticipated growth strategies, (v) gaming authority and other governmental approvals and regulations and (vi) our future business development, results of operations and financial condition. In some cases, forward-looking statements can be identified by words or phrases such as “may”, “will,” “expect,” “anticipate,” “target,” “aim,” “estimate,” “intend,” “plan,” “believe,” “potential,” “continue,” “is/are likely to” or other similar expressions. Further information regarding these and other risks, uncertainties or factors is included in Studio City’s or its affiliates’ filings with the SEC. All information provided in this press release is as of the date of this press release, and Studio City does not undertake any duty to update such information, except as required under applicable law.

For investment community, please contact:

Richard Huang

Director, Investor Relations

Tel: +852 2598 3619

Email: richardlshuang@melco-resorts.com

For media enquiry, please contact:

Chimmy Leung

Executive Director, Corporate Communications

Tel: +852 3151 3765

Email: chimmyleung@melco-resorts.com